Exhibit 4.31

(English Translation)

Operator-based Comprehensive
Services Agreement

Between

Unicom New Guoxin Telecommunications Corporation Limited

And

China United Telecommunications Corporation Limited

March 24, 2005

Table of Contents

1.	BASIC PRINCIPLE

2.	THE CONTENT OF OPERATOR-BASED COMPREHENSIVE SERVICES

3.	PRICING PRINCIPLE AND PAYMENT

4.	TERM

5.	STATEMENTS, WARRANTIES AND PROMISES

6.	TRANSFER

7.	TAKING EFFECT

8.	FORCE MAJEURE

9.	CONFIDENTIALITY

10.	NON-WAIVER

11.	NOTIFICATION

12.	APPLICABLE LAW

13.	SETTLEMENT OF DISPUTES

14.	MISCELLANEOUS

ANNEX I: CELLULAR SUBSCRIBER VALUE-ADDED SERVICES

ANNEX II: 10010/10011 CUSTOMER SERVICES

ANNEX III: AGENCY SERVICES

This Agreement is entered into as of March 24, 2005 between the two Parties in Beijing, the People’s Republic of China (“PRC”):

(1) Provider: Unicom New GuoXin Telecommunications Corporation Limited
(“Unicom New Guoxin”)
Address: BoRuiQi Building, No 53, XiBianMenNei Avenue, XuanWu District
Beijing
Legal Representative: Ge Lei

(2) Receiver: China United Telecommunications Corporation Limited (“A Share
Company”)

Address: 40 floor of JinMao Building, No 88, ShiJi Avenue, Shanghai
Legal Representative: Chang Xiaobing

Whereas:

(1)                                  Unicom New GuoXin is a limited liability comapny registered and existing under the PRC laws. A Share Company is a joint-stock limited company registered and existing under the PRC laws, with its shares listed in Shanghai Stock Exchange on October 9, 2002. China United Telecommunications Corporation (“Unicom Group”) holds 69.3224% of its shares.

(2)                                  On August 12, 2002, Unicom Group and A Share Company signed a memorandum of understanding on the transactions to be conducted after the listing of the shares of A Share Company (“Connected Transactions MoU”) between Unicom Group or its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) and China Unicom Limited (the “Red-chip Company”) indirectly held by A Share Company and its subsidiaries. According to the understanding reached in the Connected Transactions MoU, in the event that the transactions to be conducted between Red-chip Company itself or its subsidiaries and Unicom Group or any of its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) require approval of the minority shareholders of A Share Company under the Rules Governing the Listing of Shares on Shanghai Stock Exchange (“Rules of SSE”) applicable from time to time, which are deemed at the same time as connected transactions that require approval of the minority shareholders of Red-chip Company under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Rules of SEHK”) applicable from time to time, the above connected transactions shall be conducted in a 2-step approach: (1) Unicom Group or any of its subsidiaries enters into an agreement on the intended transaction with A Share Company or China Unicom (BVI) Limited (“Unicom BVI”), identifying the rights and obligations of the 2 parties involved in the transaction under the agreement (including, but not limited to, approval of Unicom Group of the transfer of the rights and obligations of A Share Company or Unicom BVI under the agreement to Red-chip Company or any of its subsidiaries); (2) A Share Company or Unicom BVI transfers its rights and obligations under the above mentioned agreement to Red-chip Company or any of its subsidiaries;

(3)                                  According to the agreements set in the memorandum about the connected transaction, Unicom Group, Unicom New Guoxin and A Share Company signed the Operator-based Comprehensive Services Agreement (“old Comprehensive Operator Services Agreement”) on November 20, 2003. A Share Company signed the Transfer Agreement on the Operator-based Comprehensive Services Agreement with China Unicom Corporation Limited (“CUCL”), Unicom New World Telecommunications Corporation Limited (‘Unicom New World”) and Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”) at the same date, which indicated that its rights and obligations under the old Comprehensive Operator Services Agreement are hereby transferred to CUCL, Unicom New Century and Unicom New World. Accordingly Unicom Group and Unicom New Guoxin provide CUCL, Unicom New Century and Unicom New World with cellular subscriber value-added services, “10010/10011” customer services and agency services.

(4)                                  CUCL assimilated and merged with Unicom New Century on July 30, 2004, and the rights and obligations of Unicom New World under the old Comprehensive Services Agreement II have been inherited by CUCL. The Ministry of Commence has approved, pursuant to MOC’S Approval of the Merging between China Unicom Corporation Limited and Unicom New World Telecommunications Co. Ltd.(MOC [2005]No.258), of the merging between CUCL and Unicom New World. At present, CUCL is going through the rest of the legal procedures necessary for its merging with Unicom New World, upon completion of which Red-chip Company would have CUCL as its sole operating entity in China;

Based on the performance and amendment of the old Comprehensive Operator Services Agreement as of the date it entered into force, the two Parties, after joint research and consultation on the basis of equality and mutual benefit, have reached the Agreement as follows.

1.                                      Basic Principle

1.1                                 The operator-based comprehensive services under this Agreement refer to the various services and facilities that the Provider in the Agreement provides to the Receiver, based on which the Receiver shall pay the service fees due to the Provider.

1.2                                 The services and/or the facilities provided by the Provider to the Receiver are the compensated transactions in the economic activities between enterprises. Pursuant to the fair market principle, the Provider is entitled to collect service charges applicable for the services and/or facilities provided to the Receiver. And the Receiver shall make payment accordingly.

1.3                                 The conditions and service quality of the services and/or facilities provided by the Provider to the Receiver shall be no inferior to those of the same or similar services and/or facilities provided to any third party.

Both parties to the Agreement should abide by the principle of fair transaction when executing the rights or performing the obligations under the Agreement.

1.4                                 If the Provider is required to add services and/or facilities under the Agreement, the Provider shall make such additions as the Receiver requires on a best-effort basis, with conditions no inferior to that of the services and/or facilities provided to the third party.

1.5                                 If the Provider fails to provide or fully provide the services and/or facilities under this Agreement due to the reasons not attributable to the Provider, the Provider shall notify the Receiver in a timely way and assist the Receiver on a best-effort basis in obtaining the same or similar services and/or facilities through other channels.

1.6                                 The provision of services and/or facilities under this Agreement shall conform to the purposes as the Parties agree to intend for and the related standards issued by the authorities.

1.7                                 In case any party to this Agreement breaches any article herein and cause the losses of the other party, the breaching party shall bear the liabilities for breach, including but not limited to covering all the direct and indirect losses arising herefrom. Whereas such a party shall be exempted from liabilities in case the losses to the other is due to force majeure.

1.8                                 When any party performs the obligations under this Agreement, the other should provide assistance as is deemed reasonable and necessary.

1.9                                 Based on the prerequisite in Article 1.3 of this Agreement, and in case the charges raised by the Provider are no higher than that of the third Party, the Receiver will take the services provided by the Provider as its first choice.

1.10                           If in an area where the Provider provides the services, there is an independent third Party who (i) provides service with quality superior to that of the Provider; or (ii) charges less when providing services at the same level, the Receiver is entitled to terminate the relevant services from the Provider in this area after notifying the Provider in written form, with no compensation being made to the Provider.

2.                                      The Content of Operator-based Comprehensive Services

Please see the following Annexes for the operator-based comprehensive services provided by the Provider to the Receiver and the concerned agreements:

Annex 1 Cellular Subscriber Value-added Services

Annex 2 “10010/10011” Customer Services

Annex 3 Agency Services

3.                                      Pricing Principle and Payment

3.1                                 Please see the Annexes to the Agreement for the pricing principle and/or charging standards of the service fees.

3.2                                 The amounts of service fees under the Agreement shall be calculated according to the relevant accounting principles in force from time to time in the PRC.

3.3                                 If the Parties fail to reach an agreement over the amounts of service fees under this Agreement, they shall submit it to the competent authority, which will decide the amounts pursuant the spirit and articles of this Agreement, as well as the national pricing policies and regulations. And the decision made by this authority shall have the final binding force over the Parties.

3.4                                 The Receiver shall make payments due to the Provider in a timely way according to the pricing principle & standards under this Agreement and its Annexes.

3.5                                 If the Receiver fails to pay the related service fees to the Provider as is agreed, the Receiver shall be charged 0.05% of the unpaid amount due to the Provider for each day overdue. 60 days after the due date, the Provider will notify the Receiver in written form to suspend the related services. If the Receiver fails to pay the said amount 30 days after receiving the written notice, the Provider can declare the immediate termination of the corresponding services. However, the suspension or termination of such services does not affect the rights and obligations already executed or performed by the two Parties under the Agreement.

3.6                                 In each October, both parties shall review the pricing standards and other articles for the next financial year as to each service and facility provided under this Agreement, and sign a supplementary agreement. If the Parties fail to reach an agreement about the articles set in the supplementary agreement as of the above-said time, the pricing standards and related articles of that year shall apply for the next financial year before the Parties reach any agreement or the disputes between them are settled pursuant to Article 3.3.

4.                                      Term

4.1                                 This Agreement will enter into force as of January 1, 2005 as the conditions under Article 7 hereinafter are fulfilled. The valid term is 2 years (“Valid Term”).

4.2                                 Unless the Receiver notify the Provider in written form about terminating the Agreement 60 days in advance, the Agreement shall be extended automatically another Valid Term when the Valid Term or an extended term expires as long as the relevant law, regulations and other regulatory principles apply.

5.                                      Statements, Warranties and Promises

Each of the parties of this Agreement makes the following statements, undertakings and commitments:

5.1                                 That is has the full power and authority (including, but not limited to, approval, permission or license obtained from relevant government authorities) necessary to sign this Agreement and its attachments;

5.2                                 That this Agreement and its attachments are deemed as valid and binding and enforceable pursuant to their terms once signed and sealed as required in this Agreement;

5.3                                 That no terms and conditions of this Agreement, nor those of its attachments, are against the laws and regulations of the PRC.

6.                                      Transfer

6.1                                 On the basis of the terms and conditions established in this Agreement and the arrangements made in Connected Transactions MoU, the Provider irrevocably agrees the Receiver to transfer its rights and obligations under this Agreement to the subsidiaries of Red-chip Company operating business in Mainland China and that the Receiver needs no further consent from Provider for transfer of its rights and obligations under this Agreement to CUCL.

6.2                                 Once the Receiver has transferred its rights and obligations under this Agreement to the subsidiaries of Red-chip Company operating business in Mainland China, the said subsidiaries shall immediately inherit all of the Receiver’s rights and obligations under this Agreement and the Receiver shall immediately terminate the relevant rights and obligations already inherited by the said subsidiaries.

7.                                      Taking Effect

This Agreement shall take effect as of the date agreed by the parties of the Agreement when the following requirements are met:

7.1                                 The shareholders’ meeting of A Share Company approves of the implementation of this Agreement in line with the laws, regulations and listing rules, as applicable to it.

7.2                                 The shareholders’ meeting of Red-chip Company approves of the transfer by A Share Company of its rights and obligations under this Agreement to CUCL in line with the laws, regulations and listing rules, as applicable to it.

8.                                      Force Majeure

Should either party fails to fulfill relevant obligations under this Agreement and related attachments in line with the agreed requirements because of unpredictable force majeure events the occurrence and consequences of which can neither be avoided nor overcome, it shall immediately notify the other party and provide within 15 days relevant details as well as valid evidence to show that fulfillment of relevant obligations or part of the obligations under this Agreement and related attachments is impossible or that fulfillment of such obligations needs to be postponed. The 2 parties shall negotiate with each other and decide whether to suspense such obligations, partially exempt the other party from such obligations or postpone the fulfillment of such obligations on the basis of the extent to which fulfillment of such obligations is affected by the force majeure event.

9.                                      Confidentiality

Unless otherwise stipulated or required by the law or relevant regulatory authorities, and except for the purpose of information disclosure by A Share Company and Red-chip Company to the securities regulatory authority, neither of the 2 parties is allowed to provide or disclose materials and information related to the other party’s business to any company, enterprise, organization or individual without written permission from the other party.

10.                               Non-waiver

Unless otherwise stipulated by the law, failure or delay of either party to exercise the rights, powers or privileges entitled to it under this Agreement shall not be deemed as waiver of such rights, powers or privileges, and exercising part of such rights, powers or privileges shall not hamper exercising of such rights, powers or privileges in the future.

11.                               Notification

Any notification related to this Agreement shall be made in written form and sent by one party of this Agreement to the other, either via a special courier, or by fax, or by postal delivery, to the other party. Such notification is deemed as delivered upon delivery via a special courier, or when the sender’s fax machine indicates that the pages have been transmitted if it is sent by fax, or on the 3rd working day(excluding legal holidays)after it is mailed. Any notification shall be deemed as valid upon delivery.

The addresses of both of the Parties, to which the notices shall be delivered, are listed below:

Unicom New Guoxin Telecommunications Corporation Limited

Recipient: Xiao Baoyu

Address: Rm.873, No.133th, Xidan Bei Avenue, Xicheng District, Beijing

Postal Code: 100032

China United Telecommunications Corporation Limited

Recipient: Zhao Yilei

Address: 40 floor of JinMao Building, No 88, ShiJi Avenue, Shanghai

Postal Code: 200121

12.                               Applicable Law

The agreement signed herein shall be subject to the jurisdiction of laws of the PRC and shall be interpreted and performed according to the above-said laws.

13.                               Settlement of Disputes

Any disputes between the two parties arising from the validity, interpretation or performance shall be settled through friendly consultations unless Article 3.3 provides otherwise. In case of the failure of any consultations within 30 days from the date when any disputes arise, each party is entitled to bring suit in the People’s courts with jurisdiction.

14.                               Miscellaneous

14.1                           The Old Comprehensive Operator Services Agreement terminates automatically upon the entering into force of this Agreement.

14.2                           Annex I through Annex III are an integral part of this Agreement with the equal binding force as the provisions herein. In case any provisions in the above-said annexes conflict with those in this Agreement, the annexes shall prevail.

14.3                           As the two parties agree, each party may revise or make additions to this Agreement and its annexes. Any revisions or additions shall come into force upon the signature and seal by the legal representative of each party or an authorized person acting on his behalf.

14.4                           If any provisions in this Agreement and its annexes are determined to be non-compliant or impossible to impose compulsory measures, other provisions in this Agreement and its annexes shall remain in force and therefore be performed if applicable.

14.5                           This agreement is made in quadruplication with each party holding two thereof. The counterparts have equal validity.

(Signatures Only)

Unicom New Guoxin Telecommunications Corporation Limited (Seal)

Legal Representative or his authorized person:	/s/ Cheng Huoming

China United Telecommunications Corporation Limited (Seal)

Legal Representative or his authorized person:	/s/ Sun Qian

Annex I: Cellular Subscriber Value-added Services

I.                                         Service Description in Brief

The Provider, through the operator-based paging service platform, delivers all kinds of operator-based comprehensive value-added services to the cellular subscribers of the Receiver defined in this Agreement. The said services include Unicom secretary services and operator-based SMS value-added services.

II.                                     Settlement

i.                                          The actual revenue in cash generated from the value-added services described herein delivered to the Receiver shall be shared between the respective subsidiaries of the Receiver and the Provider at a ratio of 4:6. This revenue sharing ratio shall be no higher than the average ratio the Receiver offers to any other value-added service Providers (CP/SP) in the same area, which are independent of the Provider.

ii.                                       The accounts shall be settled according to the billing materials of the Receiver.

iii.                                    Both parties agree that their respective subsidiaries or branches involved shall make monthly settlement directly in compliance with the settlement arrangement defined herein.

III.                                 Obligations

i.                                          In case any party is engaged in network construction, including but not limited to network expansion or upgrade, the party shall inform the other six months prior to any possibilities occurring to influence the obligations to be performed under this annex.

ii.                                       Each party shall maintain their networks to ensure the routine operation of the whole networks according to the related regulations promulgated from time to time by the competent authority.

iii.                                    In the absence of the consent of the other, no party is allowed to recklessly interrupt the communication necessary for the service delivery under this annex. In the case of interruption or severely blocked communication, each party shall take effective measures for remedy.

Annex II: 10010/10011 Customer Services

I.                                         Service Description in Brief

The Provider, through its 10010/10011 service platform, provides the Receiver with operator-based customer services, including service consulting, telephony bill inquiry, service acceptance, complaint handling (“10010 Basic Service”) as well as customer interview and customer retention (“10010 Value-Added Service”) and charges the Receiver accordingly.

II.                                     Settlement Standard

i.                                          The settlement standard for the services under this annex is, cost of customer services mentioned above plus profit-to-cost ratio, which is no higher than 10%.

ii.                                       The above-said cost of customer services will be calculated as follows, cost per operator seat is multiplied the number of actual and effective seats.

a) The cost per operator seat in economically developed metropolises, such as Beijing and Shanghai, shall be the actual cost per operator seat (as defined below) in such area for the previous year. The cost per operator seat in areas apart from those economically developed metropolises shall be the lower of the actual cost per operator seat in the same area and the nationwide (excluding Beijing and Shanghai) average of actual cost per operator seat plus 10%, in each case, for the pervious year.

The actual cost per operator seat consists of wages, administration expenses, operation and maintenance expenses, equipment depreciation and premises leasing fees attributable to “10010” customer service. The actual cost per seat in a certain area shall be the product of dividing the total cost of “10010/10011” customer services in this area of the previous year by the average number of monthly operator seats of the previous year, which shall be confirmed by the audit report prepared by an external audit firm. The said auditing report and relevant supporting documents shall be submitted to the auditor hired by the Receiver.

b)  How to determine the actual number of effectively operating seats: the Provider shall provide the number of previous-month seats to the Receiver before the tenth day of each month. And the Receiver shall confirm the number as is provided within 5 working days based on the criteria for the customer service center as set out in the Service Standard for Telecommunication Operations (For Trial Implementation) published by the MII. And the number of effectively operating seats will be subject to the final confirmation by the Receiver.

3.                                       Both parties agree that their respective subsidiaries or branches involved shall make monthly settlement directly in compliance with the settlement arrangement defined herein.

IV.                                 Obligations

i.                                          The Provider, as is required by the Receiver, shall add seats for operator-based service or enrich the service contents if appropriate, including but not limited to providing seats exclusively for 10010 value-added services if the Receiver instructs as such in written format. As how to determine the cost per seat, the Article II (a) shall apply.

ii.                                       The Receiver shall keep the Provider updated about the new services available to its cellular subscribers and shall provide the information about all kinds of services delivered to its cellular subscribers as is required by the Provider.

iii.                                    In the absence of the consent of the other, no party is allowed to recklessly interrupt the communication necessary for the service delivery under this annex. In case of the interruption or severely blocked communication, each party shall take effective measures for remedy.

Annex III: Agency Services

I.                                         Service Description in Brief

The Provider conducts products/services promotion and marketing activities to the customers if the market calls for it and the Receiver requires the services on the initiative of the Provider.

II.                                     Settlement Standard

The service standard for the Provider shall be no inferior to that of any independent third party agency who helps to expand the subscriber base of the Receiver in the same area. And the commissions the Provider charges the Receiver shall be no higher than the average commissions such independent third party agency in the same area charges the Receiver.

III.                                 Other Issues on Settlement

a)                                      The accounts shall be settled according to the billing materials of the Receiver.

b)                                     Both parties agree that their respective subsidiaries or branches involved shall make monthly settlement directly in compliance with the settlement arrangement defined herein.